Filed by Stable Road Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Stable Road Acquisition Corp. (File No. 001-39128)

On April 21, 2021, Stable Road Acquisition Corp. made the following information available on its website.

Stable Road Acquisition Corp.’s (“Stable Road”) Special Meeting of Stockholders is scheduled to be held on May 6, 2021 to approve the extension amendment proposal to allow more time for proposed merger with Momentus

SPECIAL MEETING INFORMATION

Stable Road will hold a Special Meeting of Stockholders on May 6, 2021 to approve the extension amendment proposal to allow more time to complete its proposed business combination with Momentus Inc. Stockholders of record as of the close of business on March 22, 2021 will be entitled to vote.

The board of directors of Stable Road have unanimously approved the proposed extension. Details on the extension amendment are included in the proxy materials found at https://www.cstproxy.com/stableroadacquisitioncorp/sm2021.

Stable Road recently mailed to stockholders its proxy statement and voting instruction form, which include instructions on how to vote “FOR” all proposals on the agenda, including the extension amendment.

Your vote is important no matter how many or how few shares you own – and please note that not voting is the same as voting against the business combination.

HOW TO VOTE

As a Stockholder, What Will I Receive in the Mail?

Proxy materials in connection with the upcoming Special Meeting of Stockholders are being distributed beginning April 19, 2021. The manner in which stockholders receive voting materials, electronic or hardcopy, will depend on each stockholder’s pre-determined selection with its bank, broker or nominee. In the coming days all stockholders should monitor email inboxes and mailboxes for a proxy statement and voting instruction form.

You may receive multiple mailings from Stable Road Acquisition Corp. if you own shares in different accounts, and it is important to vote each and every voting instruction form received.

How Do I Vote?

Voting is simple; upon receiving Stable Road’s proxy statement and voting instruction form, stockholders will be able to vote in the following ways:

Vote Online

1.	Locate the web address on the voting instruction form received in the mail or follow the link in the email received.

2.	Locate the unique Control Number on the voting instruction form.

3.	Access the designated voting website by entering your unique Control Number.

4.	Follow the simple instructions provided.

Vote by Phone

1.	Locate the Control Number featured on the voting instruction form.

2.	Dial the designated telephone number and follow the simple voice prompts on a touch tone telephone.

Vote by Mail

Sign, date and return the voting instruction form in the postage-paid envelope provided.

What must I do if I misplaced my proxy voting materials or have not received them?

Stockholders that do not have their control number must contact their bank, broker or nominee and request their control number in connection with the upcoming Stable Road’s meeting. Your bank, broker or nominee will provide the control number and appropriate website for voting. Control numbers are unique to each individual account and only your bank, broker or nominee has access to this information.

Can I vote if I no longer own my shares?

Yes, if you owned shares as of the close of business on March 22, 2021, the record date for the Special Meeting, you can still vote your shares even if you no longer own them.

Your Vote Is Important

For any questions or assistance with voting your shares, please contact Stable Road’s proxy solicitor Morrow Sodali:

Call toll-free 877-787-9239 or
email SRAC.info@investor.morrowsodali.com

About Stable Road

Stable Road Acquisition Corp. (Nasdaq: SRAC, SRACW, SRACU) is a special purpose acquisition company formed by SRC-NI Holdings, LLC, an affiliate of Stable Road Capital, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination.

About Momentus

As a first mover in building in-space infrastructure services, Momentus is at the forefront of the commercialization of space. With an experienced team of aerospace, propulsion, and robotics engineers, Momentus has developed a cost-effective and energy efficient in-space transport system based on water plasma propulsion technology. Momentus has in-place service agreements with private satellite companies and research organizations.

Additional Information and Where to Find It

In connection with the Special Meeting, Stable Road has filed with the SEC and sent to its stockholders a definitive proxy statement. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS THERETO, IN CONNECTION WITH STABLE ROAD’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING TO APPROVE THE EXTENSION AMENDMENT PROPOSAL AND THE OTHER PROPOSALS SET FORTH THEREIN, BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE SPECIAL MEETING. The definitive proxy statement has been mailed to Stable Road’s stockholders as of the record date for the Special Meeting. Stable Road’s stockholders can also obtain copies of the definitive proxy statement, and all other relevant documents filed or that will be filed with the SEC in connection with the Special Meeting, without charge, at the SEC’s website at http://www.sec.gov or by directing a request to: Stable Road Capital LLC, James Norris, CPA, Chief Financial Officer, 1345 Abbot Kinney Blvd., Venice, CA 90291; Tel: 310-956-4919; james@stableroadcapital.com.

In connection with the proposed transaction contemplated by the merger agreement between Stable Road and Momentus (the “Proposed Transaction”), Stable Road has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement of Stable Road, a consent solicitation statement of Momentus and prospectus of Stable Road, and each party will file other documents with the SEC regarding the Proposed Transaction. The Registration Statement has not been declared effective by the SEC. A definitive proxy statement/consent solicitation statement/prospectus and other relevant documents will be sent to the stockholders of Stable Road and Momentus, seeking any required stockholder approval, and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS WHICH FORMS A PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS IN CONNECTION WITH STABLE ROAD’S SOLICITATION OF PROXIES FOR STABLE ROAD’S SPECIAL MEETING OF STOCKHOLDERS TO APPROVE THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT (THE “PROPOSED TRANSACTION SPECIAL MEETING”), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Stable Road’s stockholders as of a record date to be established for voting on the Proposed Transaction and the other matters to be voted upon at the Proposed Transaction Special Meeting. Stable Road’s stockholders will also be able to obtain copies of the proxy statement/consent solicitation statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction, without charge, once available, at the SEC’s website at http://www.sec.gov or by directing a request to: Stable Road Capital LLC, James Norris, CPA, Chief Financial Officer, 1345 Abbot Kinney Blvd., Venice, CA 90291; Tel: 310-956-4919; james@stableroadcapital.com.

Participants in the Solicitation

Stable Road, Momentus and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies of Stable Road’s stockholders in connection with the Special Meeting and/or the Proposed Transaction. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF STABLE ROAD IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 8, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO STABLE ROAD’S STOCKHOLDERS IN CONNECTION WITH THE (A) SPECIAL MEETING IS SET FORTH IN THE DEFINITIVE PROXY STATEMENT THAT STABLE ROAD HAS FILED FOR THE SPECIAL MEETING AND/OR (B) THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE PROPOSED TRANSACTION SPECIAL MEETING WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTION WHEN AVAILABLE. Additional information regarding the interests of participants in the solicitation of proxies in connection with the (1) Special Meeting is included in the definitive proxy statement that Stable Road has filed with the SEC for the Special Meeting and/or (2) the Proposed Transaction is included in the Registration Statement that Stable Road has filed with the SEC.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Special Meeting or the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts

Investors: investors@momentus.space

Media: press@momentus.space